Exhibit 99.1
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Press Release

      Amdocs Announces Closing of its Private Offering of $500 Million of
                            Senior Convertible Notes

ST. LOUIS--(BUSINESS WIRE)--May 30, 2001--Amdocs Limited (NYSE: DOX - news) today announced the closing of its private placement of $500 million of its 7-year 2.0% Senior Convertible Notes.

This offering was made through an initial purchaser to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended.

Amdocs granted the initial purchaser a 30-day option to purchase an additional $100 million in aggregate principal amount of notes to cover over-allotments.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities. Any offers of the securities will be made only by means of an offering circular. The securities offered have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Amdocs is a leading provider of CRM, billing and order management solutions for the communications industry. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With human resources of more than 8,150 information systems professionals, Amdocs supports a global customer base. For more information visit our Web site at www.amdocs.com

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Contact:
           Amdocs Limited, St. Louis
           Thomas G. O'Brien, 314/212-8328
           dox_info@amdocs.com




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